FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

The index of exhibits may be found at Page 2

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the First Quarter of 2008, dated May 22, 2008	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: May 22, 2008

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports First Quarter 2008

Unaudited Financial Results

(Beijing – May 22, 2008) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended March 31, 2008.

William Ding, Chief Executive Officer and Director of NetEase stated, “The key to our success in 2008 and beyond will be our continued ability to evolve as we anticipate the ever-changing dynamics of the Chinese Internet market. We believe that diversification in our product offerings will allow us to achieve our goal. During the first quarter of 2008, we continued to intensify our focus on the development of item- and fee-based games and remain on schedule to start closed beta testing of Tianxia II, which will be our first 3D item-based game.”

Mr. Ding continued, “We are pleased with our progress on the current development of Tianxia II and are confident that we are on track to launch the open beta testing of this game early next month. Our free-email service has continued to dominate the Chinese market, as we remain relentless in our efforts to continually provide users with the best experience and technology available. We believe that we have the talent, technology and user base to continue capitalizing on the various opportunities surrounding the strong growth trends of the internet market in China.”

First Quarter 2008 Financial Results

Total revenues for the first quarter of 2008 were RMB651.9 million (US$93.0 million), compared to RMB622.1 million (US$88.7 million) and RMB554.6 million (US$79.1 million) for the fourth and first quarters of 2007, respectively.

Revenues from online games were RMB555.9 million (US$79.3 million) for the first quarter of 2008, compared to RMB507.0 million (US$72.3 million) and RMB481.9 million (US$68.7 million) for the fourth and first quarters of 2007, respectively.

Revenues from advertising services were RMB77.1 million (US$11.0 million) for the first quarter of 2008, compared to RMB98.1 million (US$14.0 million) and RMB56.2 million (US$8.0 million) for the fourth and first quarters of 2007, respectively.

Revenues from wireless value-added services and others (“WVAS and others”) were RMB18.9 million (US$2.7 million) for the first quarter of 2008, compared to RMB17.0 million (US$2.4 million) and RMB16.6 million (US$2.4 million) for the fourth and first quarters of 2007, respectively.

Gross profit for the first quarter of 2008 was RMB532.0 million (US$75.9 million), compared to RMB488.0 million (US$69.6 million) and RMB430.1 million (US$61.3 million) for the fourth and first quarters of 2007, respectively. The quarter-over-quarter increase in gross profit was primarily driven by the continued growth in revenues from Fantasy Westward Journey and the granting of preferential business tax treatment to one of the Company’s variable interest entities (“VIEs”) related to revenue generated by online games and wireless services by the relevant local tax authority in the first quarter of 2008. Unless there is a change in the applicable tax rules, the Company expects to continue enjoying such preferential business tax treatment in the foreseeable future. The year-over-year increase in gross profit was mainly due to higher revenues from the online game and advertising businesses in the first quarter of 2008.

Gross margin for the online game business for the first quarter of 2008 was 90.2%, compared to 90.7% and 89.6% for the fourth and first quarters of 2007, respectively. The quarter-over-quarter decrease was primarily due to increases in salary and staff-related costs in the first quarter of 2008 as a result of increased headcount and increases in miscellaneous cost of revenues, partially offset by increased revenue. The year-over-year increase was primarily attributable to higher revenue, partially offset by increased salary and staff-related costs due to increased headcount for the development and enhancement of games during the first quarter of 2008.

Gross margin for the advertising business for the first quarter of 2008 was 45.8%, compared to 52.0% and 35.7% for the fourth and first quarters of 2007, respectively. The quarter-over-quarter decrease in gross margin was primarily due to the typical soft demand for the Company’s advertising services during the first quarter each year. The year-over-year increase in gross margin was primarily driven by an increase in brand advertising revenue resulting from the Company’s successful creation of new premium ad spaces for advertisers, partially offset by increased staff salary cost as a result of an increase in headcount during the first quarter of 2008.

Gross loss margin for the WVAS and others business for the first quarter of 2008 was 6.2%, compared to 19.5% and 36.1% for the fourth and the first quarters of 2007, respectively. The quarter-over-quarter and the year-over-year improvement in gross margin were mainly due to an increase in revenue during the first quarter of 2008 while the related cost of revenue remained relatively stable. The increase in WVAS and others revenue was primarily driven by the increases in revenues from various fee-based premium services and the savings in business tax as explained above.

Total operating expenses for the first quarter of 2008 were RMB127.6 million (US$18.2 million), compared to RMB152.8 million (US$21.8 million) and RMB117.7 million (US$16.8 million) for the fourth and first quarters of 2007, respectively. The quarter-over-quarter decrease in selling and marketing expenses was primarily due to decreased promotion costs for the online game and advertising businesses during the first quarter of 2008. The quarter-over-quarter decrease in general and administrative expenses was due to the receipt of a local government rent subsidy of RMB1.0 million (US$0.1 million) by one of the Company’s subsidiaries during the first quarter of 2008. The quarter-over-quarter decrease in research and development expenses was mainly due to lower stock-based compensation cost and other staff-related costs during the first quarter of 2008. The year-over-year decrease in selling and marketing expenses was primarily due to the reduced promotion costs for the online game business during the first quarter of 2008. The year-over-year increase in general and administrative expenses was primarily due to the reversal of provision for bad debts made in the first quarter of 2007, which resulted in a net increase in bad debt expense of RMB7.0 million (US$1.0 million) in the first quarter of 2008. The year-over-year increase in research and development expenses was mainly attributable to increased staff salary and staff-related costs totaling RMB5.6 million (US$0.8 million), which resulted from an increase in headcount, and increased depreciation charges of RMB0.8 million (US$0.1 million) related to newly acquired fixed assets for the Company’s search engine and free email services.

Net profit for the first quarter of 2008 totaled RMB269.4 million (US$38.4 million), compared to RMB389.8 million (US$55.6 million) and RMB301.5 million (US$43.0 million) for the fourth and first quarters of 2007, respectively. The quarter-over-quarter and the year-over-year decrease in net profit were primarily due to the increase in tax charges reported for the first quarter of 2008 as explained in the paragraph below. NetEase reported basic and diluted earnings per American depositary share (“ADS”) of US$0.32 and US$0.30 for the first quarter of 2008, respectively. The Company reported basic and diluted earnings per ADS of US$0.46 and US$0.43 and US$0.34 and US$0.32 for the fourth and first quarters of 2007, respectively.

Effective as of January 1, 2008, the Chinese government adopted a new income tax law which unified the enterprise income tax payable by domestic and foreign-invested enterprises at 25%. Prior to the adoption of the new law, a number of the Company’s subsidiaries and VIEs were entitled to various preferential tax treatments. The Chinese tax authorities are currently in the process of establishing a framework to receive and process applications from domestic and foreign-invested enterprises for the qualification of high and new technology enterprise (“HNTE”) and the granting of the HNTE preferential tax status under the new tax laws. Therefore, the Company is required under applicable accounting standards to report its tax provision at the new statutory income tax rate of 25% except for certain of its subsidiaries which are subject to a tax holiday. The tax charge for the first quarter of 2008 was RMB114.8 million (US$16.4 million), compared to the tax benefit of RMB52.9 million (US$7.5 million) and the tax charge of RMB33.6 million (US$4.8 million) for the fourth and first quarters of 2007, respectively. The Company’s tax charge for the first quarter of 2008 was higher than the previous quarter primarily due to the adoption of the new tax law in China as explained above. The Company expected that in future quarters when the Company’s subsidiaries and VIEs in China are granted the HNTE preferential tax status, the excessive tax charge will be reversed. The tax benefit reported for the fourth quarter of 2007 was primarily attributable to the reporting of deferred tax assets at the new statutory income tax rate. It is expected that the Company will report a higher tax charge in future quarters as and when the HNTE preferential tax treatments are granted by the Chinese tax authorities, as a result of a reduction to the deferred tax assets to reflect the lower preferred tax rates. For the first quarter of 2007, the Company’s net tax expense was reduced as a result of the preferential tax treatments enjoyed prior to the adoption of the new tax laws.

Other Information

As of March 31, 2008, the Company’s total cash and time deposit balance was RMB4.49 billion (US$639.8 million), compared to RMB4.16 billion (US$593.1 million) as of December 31, 2007. Cash flow generated from operating activities was approximately RMB495.0 million (US$70.6 million) for the first quarter of 2008, compared to RMB426.6 million (US$60.8 million) and RMB283.0 million (US$40.4 million) for the preceding quarter and the fourth quarter of 2007, respectively.

On July 2, 2007, the Company’s Board authorized a share repurchase program of up to US$120 million of the Company’s outstanding ADSs. As of March 31, 2008, the Company had spent in aggregate a total purchase consideration of approximately US$46.4 million (including transaction costs). The share repurchase program will end on July 1, 2008.

On May 19, 2008, the Company suspended its online game services to observe a three-day national mourning for earthquake victims from May 19 to May 21.

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB7.0120 on March 31, 2008 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2008, or at any other certain date. The percentages stated are calculated based on RMB.

Notes to Unaudited Financial Information

The financial information disclosed in this release is unaudited. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2007 is still in progress. In addition, because an audit of our internal controls over financial reporting in connection with section 404 of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of fiscal 2007.

Adjustments to the financial statements may be identified when the year 2007’s audit work is completed, which could have impact to the financial information disclosed in this release.

Conference Call

NetEase’s management team will host a conference call at 9:00 pm Eastern Time on Wednesday, May 21, 2008 (Beijing/Hong Kong Time: 9:00 am, Thursday, May 22, 2008). Chief Executive Officer William Ding, Acting Chief Financial Officer Onward Choi, and Co-Chief Operating Officer Michael Tong will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 800-218-0204 (international: 303-262-2130), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-405-2236 (international: 303-590-3000), and entering passcode 11113229#. The replay will be available through June 6, 2008 Eastern Time.

This call is being webcast live and archived, and will be available for 12 months on NetEase’s corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the licensing or in-house development of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified ads services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal ads, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and exploration of strategic licensing opportunities; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive approvals of the preferential tax treatments previously available to certain of its subsidiaries and VIEs in China), general competition and price pressures in the marketplace; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash	2,482,820,821	2,261,464,362	322,513,457
Time deposits	1,675,813,944	2,224,789,352	317,283,136
Accounts receivable, net	166,727,514	114,357,426	16,308,817
Prepayments and other current assets	45,143,728	48,883,807	6,971,450
Deferred tax assets	65,787,113	72,683,739	10,365,622

Total current assets	4,436,293,120	4,722,178,686	673,442,482

Non-current assets:
Non-current rental deposits	3,033,171	3,443,049	491,022
Property, equipment and software, net	183,471,666	178,745,154	25,491,323
Prepayment for land use right, net	26,956,800	27,732,137	3,954,954
Deferred tax assets	19,060,225	19,145,138	2,730,339
Other long-term assets	16,844,399	17,612,114	2,511,710

Total non-current assets	249,366,261	246,677,592	35,179,348

Total assets	4,685,659,381	4,968,856,278	708,621,830

Liabilities and Shareholders’ Equity

Current liabilities:
Zero-coupon convertible subordinated notes due July 15, 2023	641,778,908	616,915,760	87,980,000
Accounts payable	89,143,868	87,189,714	12,434,357
Salary and welfare payables	68,653,742	51,310,397	7,317,512
Taxes payable	92,438,670	161,111,117	22,976,486
Deferred revenue	354,966,697	395,545,895	56,409,854
Accrued liabilities	29,844,067	34,840,184	4,968,651

Total current liabilities	1,276,825,952	1,346,913,067	192,086,860

Long-term payable:
Other long-term payable	10,200,000	10,200,000	1,454,649

Total long-term payable	10,200,000	10,200,000	1,454,649

Total liabilities	1,287,025,952	1,357,113,067	193,541,509

Shareholders’ equity	3,398,425,631	3,611,538,924	515,051,187

Minority interests	207,798	204,287	29,134

Total liabilities and shareholders’ equity	4,685,659,381	4,968,856,278	708,621,830

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	March 31, 2007	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	481,865,952	506,968,240	555,859,907	79,272,662
Advertising services	56,195,605	98,055,630	77,144,002	11,001,712
Wireless value-added services and others	16,550,555	17,026,320	18,919,553	2,698,168

Total revenues	554,612,112	622,050,190	651,923,462	92,972,542
Business taxes	(21,316,231)	(25,761,100)	(7,469,810)	(1,065,290)

Total net revenues	533,295,881	596,289,090	644,453,652	91,907,252

Total cost of revenues	(103,204,518)	(108,270,695)	(112,495,076)	(16,043,222)

Gross profit	430,091,363	488,018,395	531,958,576	75,864,030

Operating expenses:
Selling and marketing expenses	(43,089,175)	(59,767,163)	(38,246,993)	(5,454,506)
General and administrative expenses	(35,181,129)	(44,341,316)	(43,143,442)	(6,152,801)
Research and development expenses	(39,384,969)	(48,724,456)	(46,184,577)	(6,586,506)

Total operating expenses	(117,655,273)	(152,832,935)	(127,575,012)	(18,193,813)

Operating profit	312,436,090	335,185,460	404,383,564	57,670,217
Other income (expenses):
Investment income	126,279	114,007	101,650	14,497
Interest income	23,262,363	31,733,301	30,873,332	4,402,928
Other, net	(732,222)	(30,144,109)	(51,178,963)	(7,298,768)

Profit before tax	335,092,510	336,888,659	384,179,583	54,788,874
Income tax	(33,597,844)	52,868,775	(114,832,848)	(16,376,618)

Profit after tax	301,494,666	389,757,434	269,346,735	38,412,256
Minority interests	—	74,364	3,511	501

Net profit	301,494,666	389,831,798	269,350,246	38,412,757

Earnings per share, basic	0.10	0.13	0.09	0.01

Earnings per ADS, basic	2.39	3.21	2.22	0.32

Earnings per share, diluted	0.09	0.12	0.08	0.01

Earnings per ADS, diluted	2.21	3.01	2.08	0.30

Weighted average number of ordinary shares outstanding, basic	3,160,128,710	3,033,153,746	3,028,995,782	3,028,995,782

Weighted average number of ADS outstanding, basic	126,405,148	121,326,150	121,159,831	121,159,831

Weighted average number of ordinary shares outstanding, diluted	3,410,647,795	3,240,836,099	3,233,744,526	3,233,744,526

Weighted average number of ADS outstanding, diluted	136,425,912	129,633,444	129,349,781	129,349,781

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31, 2007	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net profit	301,494,666	389,831,798	269,350,246	38,412,757
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	24,274,997	26,752,268	24,085,433	3,434,888
Share-based compensation cost	20,237,797	22,060,172	19,282,517	2,749,931
Reversal of provision for doubtful debts	(8,182,712)	(228,892)	(1,202,665)	(171,515)
Loss (gain) on disposal of property, equipment and software	416,242	38,711	(53,816)	(7,675)
Unrealized exchange losses	531,592	30,230,159	50,399,867	7,187,659
Share of loss by minority interests	—	(74,364)	(3,511)	(501)
Net equity share of loss from an associated company	—	351,101	386,123	55,066
Others	278,324	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	63,629,570	(28,797,530)	53,521,635	7,632,863
Prepayments and other current assets	(19,599,070)	19,140,543	(5,467,334)	(779,712)
Deferred tax assets	(330,359)	(45,969,165)	(6,896,626)	(983,546)
Deferred tax assets - non-current	5,126,664	(11,939,153)	(84,913)	(12,110)
Accounts payable	(23,295,601)	4,839,436	(900,446)	(128,415)
Salary and welfare payables	(6,687,391)	25,160,475	(17,343,345)	(2,473,381)
Taxes payable	(23,419,176)	11,798,902	68,672,447	9,793,561
Deferred revenue	(44,351,950)	(14,094,607)	40,579,198	5,787,108
Deferred tax liabilities	698,123	—	—	—
Accrued liabilities	(7,779,795)	(2,499,785)	635,974	90,698

Net cash provided by operating activities	283,041,921	426,600,069	494,960,784	70,587,676

Cash flows from investing activities:
Purchase of property, equipment and software	(33,208,899)	(13,885,112)	(15,418,337)	(2,198,850)
Proceeds from sale of property, equipment and software	14,109	25,434	56,540	8,063
Prepayment for land use right	—	—	(822,182)	(117,254)
Transfer from restricted cash	—	761,580,600	—	—
Net change in time deposits with terms of three months	228,588,067	(200,145,698)	(252,686,082)	(36,036,235)
Placement/rollover of matured time deposits	(75,000,000)	(270,000,000)	(422,426,062)	(60,243,306)
Uplift of matured time deposits	65,000,000	655,105,518	126,035,000	17,974,187
Net change in other assets	4,355	(89,786)	(412,578)	(58,839)

Net cash provided by (used in) investing activities	185,397,632	932,590,956	(565,673,701)	(80,672,234)

Cash flows from financing activities:
Proceeds from employees exercising stock options	1,870,625	1,618,804	642,039	91,563
Repurchase of company shares	(160,750,459)	(36,478,319)	(76,433,652)	(10,900,407)
Payment of other long-term payable	(138,681)	—	—	—
Minority interests	—	282,162	—	—

Net cash used in financing activities	(159,018,515)	(34,577,353)	(75,791,613)	(10,808,844)

Effect of exchange rate changes on cash held in foreign currencies	(8,028,654)	(47,214,367)	(74,851,929)	(10,674,833)
Net increase (decrease) in cash	301,392,384	1,277,399,305	(221,356,459)	(31,568,235)
Cash, beginning of the quarter	1,206,476,526	1,205,421,516	2,482,820,821	354,081,692

Cash, end of the quarter	1,507,868,910	2,482,820,821	2,261,464,362	322,513,457

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund/(net tax refund)	45,443,563	(9,165,960)	33,512,049	4,779,243
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	188,802,099	121,821,189	—	—
Fixed asset purchases financed by accounts payable	9,518,303	6,112,886	9,716,130	1,385,643
Conversion of convertible notes to ordinary shares	86,886,000	—	—	—

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	March 31, 2007	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	481,865,952	506,968,240	555,859,908	79,272,662
Advertising services	56,195,605	98,055,630	77,144,002	11,001,712
Wireless value-added services and others	16,550,555	17,026,320	18,919,553	2,698,168

Total revenues	554,612,112	622,050,190	651,923,463	92,972,542

Business taxes:
Online game services	(15,901,576)	(16,729,952)	(747,630)	(106,622)
Advertising services	(4,776,626)	(8,334,729)	(6,557,240)	(935,145)
Wireless value-added services and others	(638,029)	(696,419)	(164,940)	(23,523)

Total business taxes	(21,316,231)	(25,761,100)	(7,469,810)	(1,065,290)

Net revenues:
Online game services	465,964,376	490,238,288	555,112,278	79,166,040
Advertising services	51,418,979	89,720,901	70,586,762	10,066,567
Wireless value-added services and others	15,912,526	16,329,901	18,754,613	2,674,645

Total net revenues	533,295,881	596,289,090	644,453,653	91,907,252

Cost of revenues:
Online game services	(48,506,860)	(45,658,298)	(54,582,378)	(7,784,138)
Advertising services	(33,039,634)	(43,104,579)	(38,997,938)	(5,561,600)
Wireless value-added services and others	(21,658,024)	(19,507,818)	(19,960,360)	(2,846,600)

Total cost of revenues	(103,204,518)	(108,270,695)	(113,540,676)	(16,192,338)

Gross profit (loss)
Online game services	417,457,516	444,579,990	500,529,900	71,381,902
Advertising services	18,379,345	46,616,322	31,588,824	4,504,967
Wireless value-added services and others	(5,745,498)	(3,177,917)	(1,205,747)	(171,955)

Total gross profit	430,091,363	488,018,395	530,912,977	75,714,914

Gross profit (loss) margin
Online game services	89.6%	90.7%	90.2%	90.2%
Advertising services	35.7%	52.0%	44.8%	44.8%
Wireless value-added services and others	(36.1)%	(19.5)%	(6.4)%	(6.4)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB7.0120 on March 31, 2008 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	March 31, 2007	December 31, 2007	March 31, 2008	March 31, 2008
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	3,124,056	3,444,268	3,147,772	448,912
Operating expenses
- Selling and marketing expenses	3,508,632	3,043,367	2,548,679	363,474
- General and administrative expenses	8,006,729	7,822,539	7,084,995	1,010,410
- Research and development expenses	5,598,380	7,749,998	6,501,071	927,135